FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated January 9th, 2012, announcing the Company's lenders agreement relating to loan amendments, waiver on financial and other covenants and equity injection by its major shareholders.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES
 LENDERS' AGREEMENT RELATING TO LOAN AMENDMENTS, WAIVERS
ON FINANCIAL AND OTHER COVENANTS
AND EQUITY INJECTION BY ITS MAJOR SHAREHOLDERS

January 9, 2012 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that two of the Company's lenders have agreed in principal to waive certain financial and other covenants of three loan facilities and to amend certain terms of two of its loan facilities (collectively, the "Loan Amendments"). As part of the lenders' agreement, the Company also announced today that it has entered into a share purchase agreement (the "Agreement") with four entities affiliated with members of the Restis family, the Company's major shareholders, for an equity injection of US$10 million.

In particular, Marfin Egnatia Bank SA ("Marfin") has agreed to an extension of the revolving and term facilities' maturity date from 2015 to 2018, the deferral of principal debt payments for 2012 and amendment of the facilities' installment profiles, an extension of the waiver on the Company's security margin covenant for the period from January 3, 2012 through January 1, 2014, as well as to waive all other financial covenants until January 1, 2014 including margin re-pricing. Additionally, Marfin has agreed to grant waivers on all previous covenants' breaches.

On the loan facility of Bulk Energy Transport (Holdings) Limited ("BET"), the Company's subsidiary, with Citibank International plc ("Citi"), as agent of the lenders, Citi has agreed to waive all covenants for the period up to and including January 1, 2013, with the exclusion of the security requirement to security value covenant to be amended from 125% to 100% and be tested quarterly, including margin re-pricing. Additionally, Citi has agreed to grant waivers on all previous covenants' breaches.

The approval of the Loan Amendments is subject to completion of documentation satisfactory to the lenders and the Company expects shortly the completion of such documentation.

As part of the equity injection plan, four entities affiliated with members of the Restis family, have agreed to purchase an aggregate of 4,641,620 common shares of the Company in exchange of US$10 million. The common shares will be issued at a price equal to the average closing price of five trading days preceding the execution of the Agreement. The shares are expected to be issued by January 31, 2012.

Mr. Dale Ploughman, Chairman and Chief Executive Officer of the Company stated: "We are very pleased to announce the expected agreements with two of our senior lenders as well as the equity injection by our major shareholders. During these times of adverse market conditions, the support of our lenders and major shareholders indicate their belief in the long term prospects of our Company. The expected equity injection reinforces our capital structure while the new agreements with our lenders will optimize the use of our cash flow and the financial stability of Seanergy. We believe that our Company is now better positioned to overcome the challenging and volatile market environment while we continue building Seanergy into a leading participant in the dry bulk sector."

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,295,594 dwt and an average fleet age of 14.0 years.

The Company's common stock trades on the NASDAQ Global Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 213 0181507
E-mail: ir@seanergymaritime.com
E-mail: info@seanergymaritime.com.gr

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

_/s/ Christina Anagnostara__
By: Christina Anagnostara
Chief Financial Officer

Dated: January 9th, 2012